The German King Series

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GAUGING INTEREST. We are creating a TV series called *The German King* and the plan is to partner with Angel Studios for ...See more


he saw how his people
were being oppressed,

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The German King Series

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GAUGING INTEREST. We are creating a TV series called *The German King* and the plan is to partner with Angel Studios for ...See more


“I am the King...

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The German King Series
Sponsored ·

GAUGING INTEREST. We are creating a TV series called *The German King* and the plan is to partner with Angel Studios for ...See more


The tale of the HUNT
will always glorify the HUNTER until the
LION SPEAKS

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The German King Series
Sponsored ·

GAUGING INTEREST. We are creating a TV series called *The German King* and the plan is to partner with Angel Studios for ...See more



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The German King Series
Sponsored ·

GAUGING INTEREST. We are creating a TV series called *The German King* and the plan is to partner with Angel Studios for ...See more


his brother.

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The German King Series
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Attention history buffs and TV enthusiasts! We are gauging interest to see who would like to help us raise the necessary funds ...See more



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The German King Series

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Have you ever dreamed of contributing to the world of entertainment? Here's your chance! We're finding out who might like to ...See more



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The German King Series

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Do you want to be a part of something big? Help us create *The German King*, an epic TV series that will transport viewers ...See more



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The German King Series

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The German King is now accepting investments. Join us in bringing this incredible project to life!



THE
GERMAN
KING
LOMA MANSA
CREATED BY ADETOKUMBOH M'CORMACK
ANGEL
STUDIOS

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The German King is a pro...

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The German King Series
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Questions about backing *The German King*? Visit our FAQ page and get answers to the most frequently asked questions.



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The German King Series

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Do you want to be a part of something big? Help us create *The German King*, an epic TV series that will transport viewers ...See more


THE
GERMAN KING
political period drama
set in Africa,
Disclosure: The German King has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its show as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television/film production and advertising space while The German King is trying to raise money to fund the production of the The German King. If Angel Studios exercises the option to distribute the The German King show, Angel Studios will share in the revenues generated by the show.

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The German King Series

Sponsored ·

Do you want to be a part of something big? Help us create *The German King*, an epic TV series that will transport viewers ...See more



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Invest in *The German King*

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The German King Series
Sponsored ·

Do you want to be a part of something big? Help us create *The German King*, an epic TV series that will transport viewers ...See more


Who is your favorite
African hero?

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The German King Series
Sponsored ·

Do you want to be a part of something big? Help us create *The German King*, an epic TV series that will transport viewers ...See more


“I am the King...

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Invest in *The German King*

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The German King Series
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When you invest in *The German King*, you could get your name in the credits, early access to the trailer, signed posters, exclusive ...See more



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